Exhibit 17.2

From: Scott Popaditch

Sent: Wednesday, May 17, 2017 9:46 AM

To: Art Drogue Contact

Cc: Lawrence David Swift

Subject: Re: Announcement----Privileged and Confidential

“Scott is resigning from Spar Group, Inc. (the “company”) as a result of differences he has with certain company management and members of the Board of Directors in connection with the operation of the company.”

Thanks,

Scott